Exhibit 23.1






                       INDEPENDENT AUDITORS' CONSENT


The Board of Directors
CenturyTel, Inc.:


We consent to the incorporation by reference into the Registration Statement on Form S-8 of CenturyTel, Inc. relating to the issuance of up to 4,000,000 shares of common stock pursuant to the CenturyTel, Inc. 2000 Incentive Compensation Plan of our report dated January 26, 2000, relating to the consolidated balance sheets of CenturyTel, Inc. and subsidiaries as of December 31, 1999 and 1998 and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows and related financial statement schedules for each of the years in the three-year period ended December 31, 1999, which report appears in the 1999 Annual Report on Form 10-K of CenturyTel, Inc.

                               /s/ KPMG LLP

Shreveport, Louisiana
May 12, 2000